SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 16, 2004

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board - Subject: TURKCELL PROVIDES UPDATE ON NATIONAL ROAMING DISPUTE

TURKCELL PROVIDES UPDATE ON NATIONAL ROAMING DISPUTE

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Previously, Turkcell announced that following the failure of the negotiations between Turkcell and Is-Tim Telekomunikasyon Hizmetleri A.S. regarding national roaming, the Telecommunications Authority (“TA”) intervened in the talks and with a written statement, gave Turkcell 30 days to come to an agreement with the operators holding GSM1800 licenses on the basis of issued regulations. Accordingly, Turkcell initiated proceedings before the International Chamber of Commerce (“ICC”) against application of the new regulations and that the TA is not authorized to intervene in the negotiation process.

On January 23, 2004, ICC rendered a decision stating that the case is not under its jurisdiction and Turkcell appealed the decision before the Ankara 21st Court of First Instance. On December 14, 2004 the Court has rejected Turkcell’s request.

Turkcell will apply for an appeal when the written decision regarding the case is submitted.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 15.12.2004	Koray Ozturkler Investor Relations 15.12.2004

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                 Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 16, 2004	By:	/s/ MUZAFFER AKPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer